FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2009

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
AUTHORIZED CAPITAL PUBLICLY-HELD COMPANY

Federal Taxpayer Registry No. CNPJ/MF 47.508.411/0001-56

CALL NOTICE
EXTRAORDINARY GENERAL MEETING

The shareholders of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“CBD” or the “Company”) are hereby summoned to the Extraordinary General Meeting to be held on July 6, 2009, at 5:00 p.m., at the Company’s headquarters located at Avenida Brigadeiro Luiz Antônio, 3142, in the City and State of São Paulo, in order to resolve on the following Agenda:

(i) to approve the acquisition by Mandala Empreendimentos e Participações S.A. (“Mandala”), CBD’s subsidiary, of 86,962,965 non-par, registered, common shares, representing 70.2421% of the total voting capital stock of Globex Utilidades S.A. (“Globex”), held by Globex’s controlling shareholders;

(ii) should the operation provided for in item (i) above be approved and once acquired Globex’s control, to authorize Mandala to launch a tender offer for the acquisition of shares issued by Globex held by minority shareholders, in accordance with the Article 254-A of Law 6,404/76 and CVM Rule 361/02 for the amount corresponding to 80% of the price to be paid to Globex’s controlling shareholders;

(iii) to change the name of preferred shares issued by CBD, ticker symbol PCAR4 to Class A preferred shares, without altering their rights;

(iv) to create the Company’s non-voting and non-negotiable Class B preferred shares, which will entitle its holders to (a) a fixed dividend of R$0.01 per share and (b) preemptive right in the reimbursement in the event CBD is liquidated which will be converted into Class A preferred shares, as determined by the Company and according to the schedule mentioned in the Management Proposal.

(v) to increase the Company’s capital stock in the amount of at least, R$496,193,960.00 and at most R$664,361,840.00, by issuing from 12,404,849 to 16,609,046 Class B preferred shares, where applicable, at the issue price of R$40.00 per share, defined according to item I of the Article 170 of Law 6,404/76. The Company will accept as payment of the Class B preferred shares, the credits held by Globex’s shareholders against Mandala, deriving from the installment portion of the purchase price of its respective shares; and

(vi) to amend the Articles 4, paragraph 3, Article 5, paragraphs 1, 2 and 3, Article 6, “caput”, and Article 35, item IV, sub-item “c” of the Company’s Bylaws, as well as to include paragraphs 4 and 5 in the Article 5, should previous items be approved.

The shareholders intending to be represented at the Extraordinary General Meeting convened herein, we request you to send the appropriate documents evidencing the capacity as CBD’s shareholder, as well as the power of attorney, at least, seventy-two (72) hours before the meeting. The documents shall be sent to CBD legal department at Avenida Brigadeiro Luiz Antônio, 3142, in the City and State of São Paulo, return receipt requested.

All shareholders will have preemptive right in the subscription of new Class B preferred shares, in accordance with the Article 171 of Law 6,404/76.

A copy of the Management Proposal is available to shareholders at the Company’s headquarters, in compliance with the Articles 124 e 135 of Law 6,404/76, including the proposal to amend the Company’s Bylaws.

São Paulo, June 19, 2009

Abilio Diniz
Chairman of the Board of Directors

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: June 18, 2009	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.